Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement

dated November 9, 2021

to Prospectus dated February 26, 2021

Registration No. 333-253628

Pricing Term Sheet

$375,000,000 2.700% Senior Notes due 2031

The information in this pricing term sheet supplements STORE Capital Corporation’s preliminary prospectus supplement, dated November 9, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to STORE Capital Corporation and not to its subsidiaries.

Issuer:	STORE Capital Corporation

Expected Ratings: (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB (Positive) / BBB (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	November 9, 2021

Settlement Date:	November 17, 2021, which is the fifth business day after the date of this pricing term sheet. Currently, trades in the secondary market for debt securities ordinarily settle two business days after the date of execution, unless the parties to the trade agree otherwise. Accordingly, investors in this offering who wish to sell their notes before the second business day preceding the settlement date must specify an alternate settlement arrangement at the time of the trade to prevent a failed settlement. Those investors should consult their advisors.

Maturity Date:	December 1, 2031

Interest Payment Dates:	June 1 and December 1, beginning June 1, 2022

Record Dates:	May 15 and November 15

Principal Amount:	$375,000,000

Benchmark Treasury:	UST 1.250% due August 15, 2031

Benchmark Treasury Price / Yield:	98-10 + / 1.434%

Spread to Benchmark Treasury:	+128 basis points

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Yield to Maturity:	2.714%

Coupon:	2.700%

Public Offering Price:	99.877% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to September 1, 2031, based on the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 20 basis points.

Par Call:	On or after September 1, 2031, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date.

Use of Proceeds:	The Issuer estimates that the net proceeds to it from this offering will be approximately $371.1 million, after deducting the underwriting discount and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds to it from this offering to repay indebtedness, including amounts outstanding under its unsecured revolving credit facility and its STORE Master Funding Series 2013-3 Class A-2 notes, to fund property acquisitions, for working capital and other general corporate purposes, or a combination of the foregoing. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	862121 AD2 / US862121AD28

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
Wells Fargo Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Co-Managers:	Capital One Securities, Inc. KeyBanc Capital Markets Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.
BMO Capital Markets Corp.
Regions Securities LLC
Truist Securities, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering (or, if available, the final prospectus supplement), the Issuer’s prospectus in the registration statement (to which it relates) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Goldman Sachs & Co. LLC, via telephone: (866) 471-2526 or (212) 902-1171, facsimile: (212) 902-9316, email: prospectus-ny@ny.email.gs.com, or standard mail at

Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department; Wells Fargo Securities, LLC, c/o WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402 or by calling (800) 645-3751 or by emailing wfscustomerservice@wellsfargo.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146, e-mail: prospectus@citi.com; or J.P. Morgan Securities LLC at 383 Madison Ave., Attn: Investment Grade Syndicate Desk, New York, NY 10179 or by calling collect 212-834-4533.